FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 28, 2005 regarding Hitachi’s announcement on New Executive Officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date	March 10, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces New Executive Officers

Tokyo, February 28, 2005 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced new Executive Officers, effective April 1, 2005.

Current Directors will serve until the end of the General Meeting of Shareholders in June 2005. Hitachi will announce candidates for Director, to be elected at the General Meeting of Shareholders, as soon as they are determined.

1. Executive Officers [Effective April 1, 2005] [*Promotion, **New]

<President and Chief Executive Officer>

Etsuhiko Shoyama; currently President and Chief Executive Officer

<Executive Vice President and Executive Officer>

Isao Ono, in charge of Sales, Information & Telecommunication Systems Business, General Manager of Information Security Division; currently Executive Vice President and Executive Officer, in charge of Sales, Information & Telecommunication Systems Business, Digital Media

Michiharu Nakamura, in charge of Research & Development, Business Incubation; currently Executive Vice President and Executive Officer, in charge of Research & Development, Business Incubation, General Manager of Corporate Export Regulation Division

Masaharu Sumikawa, in charge of Power Systems and Industrial Systems, Automotive Systems, Production Technology; currently Executive Vice President and Executive Officer, in charge of Power Systems and Industrial Systems, Production Technology

*	Kazuo Furukawa, President & Chief Executive Officer of Information & Telecommunication Systems Group, in charge of Digital Media, General Manager of Corporate Export Regulation Division; currently Senior Vice President and Executive Officer, President & Chief Executive Officer of Information & Telecommunication Systems Group, Chief Executive Officer of System Solutions Business of Information & Telecommunication Systems Group

<Senior Vice President and Executive Officer>

Hiroaki Nakanishi, Chief Executive for North America; currently Senior Vice President and Executive Officer, Chief Executive for North America

Takashi Hatchoji, General Manager of Hitachi Group - Legal and Corporate Communications, Compliance Division and Invention Management Division; currently Senior Vice President and Executive Officer, General Manager of Hitachi Group - Legal and Corporate Communications, Compliance Division and Invention Management Division

Takashi Miyoshi, General Manager of Finance; currently Senior Vice President and Executive Officer, General Manager of Finance

Takuya Tajima, General Manager of Sales Management Division and Customer Satisfaction Promotion Center; currently Senior Vice President and Executive Officer, General Manager of Sales Management Division and Customer Satisfaction Promotion Center

<Vice President and Executive Officer>

Shigeharu Mano, President & Chief Executive Officer of Power Systems Group; currently Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group

Kazuhiro Mori, President & Chief Executive Officer of Industrial Systems Group; currently Vice President and Executive Officer, President & Chief Executive Officer of Industrial Systems Group

**	Kunihiko Ohnuma, President & Chief Executive Officer of Urban Planning and Development Systems Group; currently President and Director, Hitachi Building Systems Co., Ltd.

Manabu Shinomoto, Executive Vice President of Information & Telecommunication Systems Group; currently Vice President and Executive Officer, Chief Executive Officer of Platform and Network Systems Business of Information & Telecommunication Systems Group

Kazuhiro Tachibana, General Manager of Consumer Business Group, President & Chief Executive Officer of Ubiquitous Platform Systems Group; currently Vice President and Executive Officer, General Manager of Consumer Business Group, President & Chief Executive Officer of Ubiquitous Platform Systems Group

Taiji Hasegawa, President & Chief Executive Officer, Chief Quality Officer, Automotive Systems Group; currently Vice President and Executive Officer, Chief Operating Officer of Automotive Systems Group, General Manager of 1st Business Management Division, Automotive Systems Group

Junzo Kawakami, General Manager of 3rd Business Management Division, Automotive Systems Group; currently Vice President and Executive Officer, General Manager of 3rd Business Management Division, Automotive Systems Group

Minoru Tsukada, Chief Executive for China; currently Vice President and Executive Officer, Chief Executive for China

*	Masahiro Hayashi, General Manager of Kansai Area Operation; currently Executive Officer, General Manager of Kansai Area Operation

Makoto Ebata, General Manager of Hitachi Group - Corporate Strategy; currently Vice President and Executive Officer, General Manager of Hitachi Group - Corporate Strategy

Iwao Hara, General Manager of Human Capital; currently Vice President and Executive Officer, General Manager of Human Capital

Shozo Saito, in charge of Power Technology; currently Vice President and Executive Officer in charge of Power Technology

<Executive Officer>

Yasuo Sakuta, General Manager of Intellectual Property Group; currently Executive Officer, General Manager of Intellectual Property Group

Takao Suzuki, General Manager of Chugoku Area Operation; currently Executive Officer, General Manager of Chugoku Area Operation

Koichiro Nishikawa, General Manager of Business Development; currently Executive Officer, General Manager of Business Development

<Hitachi Group Executive Officer>

Isao Uchigasaki, General Manager of Hitachi Group Headquarters, Hitachi Group Chief Innovation Officer; currently Hitachi Group Executive Officer, General Manager of Hitachi Group Headquarters

- Concurrently holds the post of Chairman of the Board, Hitachi Chemical Co., Ltd.

Note:	The Hitachi Group Chief Innovation Officer formulates and promotes groupwide strategies for business transformation using IT.

2. Resigning Executive Officers [Effective March 31, 2005]

Katsukuni Hisano, currently Executive Vice President and Executive Officer

- Senior Adviser in charge of group management support, Hitachi, Ltd., effective April 1, 2005

Yoshito Tsunoda, currently Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group

- Scheduled to be appointed Senior Vice President and Executive Officer of Hitachi Maxell, Ltd. on April 1, 2005

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT/TSE:6501) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

Biography of New Executive Officer

Kunihiko Ohnuma

1. Date of Birth	:	December 4, 1946
2. Education
March, 1971	:	Masters degree from Chiba University Graduate School

3. Business Experience
June, 2001	:	President and Director, Hitachi Building Systems Co., Ltd.

April, 2000	:	General Manager, Mito Building Systems Division, Building Systems Group

April, 1999	:	General Manager, Mito Elevators & Escalators Division, Elevators and Escalators Group

June, 1995	:	Deputy General Manager, Mito Works

February, 1990	:	Senior Manager, Electronic Control Equipment Design Department, Omika Works

April, 1971	:	Joined Hitachi, Ltd.

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